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                              May 25, 2022

       Graeme Pitkethly
       Chief Financial Officer
       UNILEVER PLC
       100 Victoria Embankment
       London, EC4Y 0DY, United Kingdom

                                                        Re: UNILEVER PLC
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            File No. 001-04546

       Dear Mr. Pitkethly:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2021

       Report of the Corporate Responsibility Committee
       Protecting and enhancing Unilever's reputation, page 81

   1. We refer to your disclosure that the Committee reviewed the impact on you of the decision by Ben &
Jerry's independent board regarding sales in the West Bank, and that you have a commitment
to Israel and do not support the BDS movement. In future filings, please expand your
disclosure as appropriate to provide investors with additional context regarding this
decision, disclose whether Ben & Jerry's continues to be sold in Israel, and explain all material
effects of this decision, including any effects caused by divestment of your securities by
certain of your shareholders. Additionally, in future filings, expand your discussion of risks to
discuss any material risks resulting from Ben & Jerry's having an independent board, or
advise.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Graeme Pitkethly
UNILEVER PLC
May 25, 2022
Page 2

action by the staff.

       You may contact Nudrat Salik at (202) 551-3692 or Daniel Gordon at (202) 551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at (202) 551-8776 or Suzanne Hayes at (202) 551-3675 with any other questions.



FirstName LastNameGraeme Pitkethly                        Sincerely,
Comapany NameUNILEVER PLC
                                                          Division of
Corporation Finance
May 25, 2022 Page 2                                       Office of Life
Sciences
FirstName LastName